UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 28, 2021

VIA E-MAIL

Michael Stobart
Associate General Counsel
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, Ohio 43215

Re: Nationwide Variable Account-II
Nationwide O Series
Individual Flexible Premium Deferred Variable Annuity Contracts
Nationwide Life Insurance Company
Initial Registration Statement on Form N-4
File Nos. 333-258296; 811-03330

Dear Mr. Stobart:

On July 30, 2021, you filed the above-referenced registration statement on Form N-4 on behalf of Nationwide Life Insurance Company ("Nationwide") and its separate account. The following comments are based on a review of the prospectuses, statement of additional information, and Part C as filed on EDGAR. Based on our review, we have the following comments.[1]

## General

1. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of Nationwide's guarantees under the policy or whether Nationwide will be solely responsible for payment of policy benefits.

2. Please confirm that all missing information and all exhibits will be filed in a pre-effective amendment to the registration statement. We may have additional comments on such portions when you complete them in the pre-effective amendment, on disclosures made in response to this letter, or on information supplied supplementally.

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[1] Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.

3. Where a comment is made with regard to disclosure in one location of the registration statement, it is applicable to all similar disclosure appearing elsewhere in the registration statement and initial summary prospectus.

**Cover Page**

4. On the cover page of the statutory prospectus and initial summary prospectus, you state that you will honor any free look cancellation requests that is received within 30 days of the contract issue date. Please also state, if applicable, that this period could be longer.

**Glossary**

5. Please consider defining PBSC (*i.e.*, Premium Based Sales Charge) as this term is used throughout the prospectus.

**Key Information Table ("KIT")**

6. Please ensure the KIT in the Summary and Statutory Prospectus on the website appropriately links to the correct sections in the Statutory Prospectus that are cross-referenced, and that these cross-referenced sections discuss the relevant provisions.

7. In the heading "Important Information that You Should Consider About the Policy," please change "Policy" to "Contract" for consistency with the rest of the prospectus.

8. Please confirm that there are no Transaction Charges (other than the CDSC) that should be disclosed in the KIT.

9. With respect to Ongoing Fees and Expenses – Base Contract fees, please confirm supplementally that the charge reflects the contract's $50 administrative expense as required by Item 2, Instruction 2(c)(i)(D) of Form N-4. Also, please explain supplementally whether the figures presented are the sum of the Mortality and Expense Risk Charge, Administrative Charge, and Premium Based Sales Charge, or whether the charge was calculated in accordance with Item 2, Instruction 2(c)(i)(D) of Form N-4.

10. With respect to "Ongoing Fees and Expenses – Optional benefits available for an additional charge," please reflect the 1.60% current charge for the Joint Option for the Nationwide Lifetime Income Rider Plus Core as the maximum annual fee.

11. In the Ongoing Fees and Expenses item, please re-format the footnote numbers in the Minimum and Maximum columns as superscript.

12. With respect to Ongoing Fees and Expenses, please confirm that Nationwide does not assess a Platform Charge to make any of the underlying mutual funds available as investment options under the contract. If the Nationwide does charge a Platform Charge,

please include the maximum Platform Charge associated with each Portfolio Company when calculating minimum and maximum Annual Portfolio Company Expenses as required by Item 2, Instruction 2(c)(i)(E) of Form N-4.

**Overview of the Contract**

13. Under "Contract Features" in the subheading "Withdrawals from the Contract," please include a cross reference to where the PBSC is discussed in the prospectus (*i.e.*, under Charges and Deductions).

14. Under "Contract Features" in the subheading "Terminal Illness Surrender Benefit," please use the defined term "Terminal Illness" instead of "terminally ill" and revise the sentence accordingly.

**Fee Table**

15. For clarity and readability, please limit the text of the footnote 1 under Transaction Charges or delete as this information is contained in the Charges and Deductions section in the third paragraph under "Contingent Deferred Sales Charge."

16. In the Annual Contract Expenses table, please limit the text of the second paragraph of footnote 2 or delete (retaining the last sentence).

17. In the Annual Contract Expenses table, footnote 5 to the Annual Contract Expenses table is missing; please reconcile.

18. In the Annual Contract Expenses table, please disclose the maximum fee for the Joint Option for the Nationwide Lifetime Income Rider Plus Core Charge as 1.90%. Please also clarify that the 1.50% charge is for the "single" option.

19. In the Annual Contract Expenses table, please disclose the Premium Based Sales Charge in a separate line item from Base Contract Expenses since they are calculated on different bases.

20. In the second footnote of the Annual Contract Expenses table, second footnote, please reduce the size of the font in the table that follows the second so that it is clear that the table is part of the footnote.

21. In the Underlying Mutual Fund Expenses table, please confirm that the minimum and maximum fees represented (i) do not include any fee waivers or reimbursements (that they are gross numbers), and (ii) do or do not include any platform charges.

22. In the Underlying Mutual Fund Expense table, please delete the second sentence of footnote 1. If you wish to include information about the underlying mutual funds' reimbursements or waivers, please do so in accordance with Instruction 17 to Item 4 of Form N-4. The instruction requires this information to be presented in a separate line item to the table, in addition to other requirements.

23. In the expense Example, please explain supplementally why the same figures are presented for both the example illustrating a surrender at the end of the period and the example showing no surrender, particularly given the contract imposes a CDSC.

**Investment Options**

24. Under the "Fixed Account," third paragraph before "Contacting the Service Center," if the PBSC is one of the applicable charges, please include.

**Charges and Deductions**

25. In the Premium Based Sales Charge - How the PBSC Charge is Deducted:

    a. Please clarify whether withdrawal are considered to be taken from earnings first, then purchase payments, or *vice versa*.

    b. Because the PBSC may continue to be applied after a premium is withdrawn, please explain whether withdrawals are considered to come first from the oldest purchase payment made to the contract, then the next oldest purchase payment, and so forth or starting from the newest purchase payment working backward.

    c. Please clarify, if accurate, that any PBSC that continues to be assessed even after a premium is withdrawn will only be accessed until the end of the surrender charge period that applies to that purchase payment.

    d. Please emphasize the point (including a brief example) that if an investor makes a partial withdrawal, the investor will both be assessed a CDSC and will continue paying a PBSC.

    e. In the Example accompanying the PBSC, for clarity, please note in the third bullet that the total purchase payments would be $52,000 in year two.

**The Contract in General**

26. Please confirm that all material state and intermediary-specific variations in the operation of the contract features are disclosed per the instruction to Item 8(a).

27. In the third paragraph under "Minimum Initial and Subsequent Purchase Payments," please include cross references to the applicable prospectus sections describing the optional benefits that restrict a Contract Owner's ability to make subsequent purchase payments.

28. In Nationwide's General Account Obligations, the disclosure states that "[a]ny obligations Nationwide has to Contract Owners under the contracts in excess of the Contract Value are paid from the General Account …" Please consider replacing "Contract Value" with "Daily Net Assets" since Nationwide's general account is responsible for any amounts allocated to the fixed account.

**Benefits Under the Contract**

29. In the second row of the Standard Benefits Table and in the Enhanced Surrender Value for Terminal Illness discussion on page 33, please use the defined term "Terminal Illness" or indicate how the use of this term differs from the defined term used in the Glossary.

30. In the example accompanying the Highest Anniversary Value Death Benefit, please explain supplementally why the example illustrates the anniversary value immediately after the contract owner's 81st birthday.

31. In the Example accompanying Income Carryforward, page 39, please correct the Appendix reference to Appendix D.

32. With regard to the Nationwide Lifetime Income Rider Plus Core living benefit option, it appears that the benefit will terminate upon annuitization. Please explain supplementally if Nationwide will initiate annuitization if this rider is elected. Also, if it is possible the Contract Owner will receive less through annuitization than through owning this benefit, please explicitly and prominently state so.

33. With regard to the Nationwide Lifetime Income Rider Plus Core living benefit option, please provide the staff a sample rate sheet to review in your next amendment.

**Ownership and Interests in the Contract**

34. In the “Joint Owner” section, please describe what would happen to the contract if prior to annuitization, a joint owner dies.

**Operation of the Contract**

35. In “Transfer Restrictions” under “U.S. Mail Restrictions,” first sentence of the second paragraph, for clarity, consider changing “may restrict the form in which transfer requests will be accepted” to “may require transfer requests to be submitted via U.S. mail.”

**Termination for Low Contract Value**

36. Please clarify if this provision will be enforced if a Contract Owner elects the Nationwide Lifetime Income Rider Plus Core living benefit option.

**Custom Choice Asset Rebalancing Service**

37. Please disclose the specific Sub-Accounts comprising Groups A and B and the current allocation limitations in the prospectus.

**Death Benefit**

38. Under “Death of Annuitant,” please add a cross reference to the PBSC discussion under “Charges and Deductions.”

**Annuity Commencement Date**

39. The disclosure states that for Non-Qualified Contracts, Nationwide will automatically initiate annuitization within 45 days after the Annuity Commencement Date unless “the Contract Owner has taken some type of action which is inconsistent with the desire to annuitize.” Please identify the actions that would trigger this provision and cancel the automatic annuitization otherwise in place for Contract Owners within this group.

**Financial Statements**

40. Please ensure the hyperlink to the statement of additional information links to the correct document.

**Appendix A: Underlying Mutual Funds Available Under the Contract**

41. Please reconcile the static asset allocation models list on pages 58 and 71.

**Appendix B: State Variations**

42. Because Nationwide will honor any free-look cancellation request received or postmarked within 30 days after the contract issue date, please consider whether it is necessary to disclose states that have a free-look period shorter than 30 days.

43. Under Florida, the disclosure refers to surrender payments made 30 days after the date that the request is received by Nationwide. Please confirm that any payments from the separate account will comply with section 22(e) of the Investment Company Act of 1940 and explain supplementally the circumstances when payments may be delayed.

44. Under Florida, the disclosure refers to a rebalancing fee and transfer fees. These fees are not disclosed in the KIT or fee table and therefore cannot be assessed. Therefore, please either delete the reference to these fees or include disclosure regarding these fees to the KIT, fee table, and in response to Item 7 of Form N-4.

**Appendix C: Contract Types and Tax Information**

45. Please confirm that, to the extent relevant, the tax discussion here and throughout the prospectus reflects any currently effective provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the COVID-Related Tax Relief Act of 2020, the Setting Every Community Up for Retirement Enhancement (SECURE) Act the American Rescue Plan Act of 2021, and the Consolidated Appropriations Act of 2021.

**Appendix D: L.inc Plus Core Rider Examples**

46. In the Income Carry Forward Example, please ensure the formulas are accurate. For example, the appendix states, "On April 1, 2021, assume the Current Income Benefit Base is $106,000 ($100,000 x 0.06)." However, the parenthetical "$100,000 x 0.06" does not equal $106,000.

**Statement of Additional Information - General Information and History**

47. Please confirm that the accuracy of the information about Nationwide Life Insurance Company, as descriptions have differed in recent prospectuses.

**Initial Summary Prospectus**

48. In the Glossary, please delete "Charitable Remainder Trust" as it is not used in the summary prospectus.

49. In the Glossary, please reconcile the two definitions of "Original Income Benefit Base."

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Responses to this letter should be made in a letter to me filed on EDGAR and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

Although we have completed our initial review of the registration statement, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, Nationwide and its underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that Nationwide is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing the pre-effective amendment, please contact me at (202)551-6869 or Hunter-CeciH@sec.gov.

Sincerely,

/s/ Holly Hunter-Ceci

Holly Hunter-Ceci
Senior Counsel

cc: Michael Kosoff, Senior Special Counsel
Christian Sandoe, Assistant Director